Exhibit 23.2

INDEPENDENT AUDITORS' CONSENT

        We consent to the incorporation by reference in this Registration Statement on Form S-4 and related Prospectus of Univision Communications Inc. of our report dated February 8, 2002, except for Note 2 for which the date is April 1, 2002, relating to the consolidated balance sheets of Hispanic Broadcasting Corporation and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income and comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2001, and the related financial statement schedule, which report appears in the December 31, 2001 Annual Report on Form 10-K of Hispanic Broadcasting Corporation and to the reference to our firm under the heading "Experts" in the Joint Proxy Statement of Univision Communications Inc. and Hispanic Broadcasting Corporation.

                      /s/ KPMG LLP

Dallas, Texas
August 26, 2002